Exhibit 2.2

JOINT EXPLANATORY REPORT (SCHRIFTELIJKE TOELICHTING)
TO A JOINT CROSS-BORDER MERGER PLAN

between

trivago N.V.
as Surviving Company

and

trivago GmbH
as Disappearing Company

29 June 2017
(English version)

JOINT EXPLANATORY REPORT (SCHRIFTELIJKE TOELICHTING) TO A JOINT CROSS-BORDER MERGER PLAN
PREAMBLE
1. Axel Peter Hefer, born on June 7, 1977 in Dortmund, Germany;
2. Peter Vinnemeier, born on September 10, 1974 in Düsseldorf, Germany ("Mr. Vinnemeier");
3. Andrej Gregor Lehnert, born on February 28, 1969 in Neustadt/Aisch, Germany;
4. Malte Siewert, born on December 8, 1974 in Hamburg, Germany ("Mr. Siewert");
5. Tobias Johannes Thomas, born on June 10, 1987 in Vechta, Germany; and
6. Rolf Theo Johannes Schrömgens, born on June 2, 1976 in Mönchengladbach, Germany ("Mr. Schrömgens" and, together with Mr. Vinnemeier and Mr. Siewert, the "Founders"), acting as the managing directors of:
a)    trivago N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its statutory seat (Satzungssitz) in Amsterdam, the Netherlands (registered address: Bennigsen-Platz 1, 40474 Düsseldorf, Germany, registered with the commercial register of the Dutch Chamber of Commerce (Kamer van Koophandel) under number 67222927) (the "Surviving Company"); and

b)    trivago GmbH, a private company with limited liability (Gesellschaft mit beschränkter Haftung) under German law, having its statutory seat (Satzungssitz) in Düsseldorf, Germany (registered address: Bennigsen-Platz 1, 40474 Düsseldorf, Germany, registered with the commercial register of the lower court (Amtsgericht) of Düsseldorf under number HRB 51842) (the "Disappearing Company" and, together with the Surviving Company, the "Merging Companies").

RECITALS
A.    The Merging Companies wish to enter into and effect a cross-border merger within the meaning of (i) Sections 2:309 and 2:333b et seqq. of the Dutch Civil Code ("DCC"), (ii) §§ 122a et seqq. of the German Transformation Act ("UmwG") and (iii) the Directive 2005/56/EC of the European Parliament and of the Council of October 26, 2005 on cross-border mergers of limited liability companies (the "Merger"), pursuant to which, inter alia:

a) the Disappearing Company, as transferring and disappearing entity, will merge with and into the Surviving Company, as absorbing and surviving entity;
b) subject to applicable laws, all assets and liabilities of the Disappearing Company shall transfer to the Surviving Company by operation of law;

c)    the Surviving Company shall allot class B shares in its capital, having a nominal value of EUR 0.60 each (the "Class B Shares"), to the Founders as Merger compensation in accordance with the terms stipulated by the draft joint cross-border merger plan (the "Merger Plan"); and

d) the Disappearing Company will be dissolved without the requirement of a liquidation.
B.    The Merger is intended to be treated for German corporate income tax and trade tax purposes as a tax neutral transaction in accordance with § 11 para. 2 of the German Reorganization Tax Act ("UmwStG") to the maximum extent legally possible.

C.    On June 12, 2017, the Merger Plan was filed by the Disappearing Company with the commercial register of the local court of Düsseldorf, Germany. The publication pursuant to § 122d sentence 2 UmwG in connection with § 10 German Commercial Code ("HGB") occurred on June 19, 2017.

EXPLANATORY REPORT (SCHRIFTELIJKE TOELICHTING)
Article 1 Reasons for the Merger
1.1 The Merging Companies wish to optimize the Surviving Company's corporate structure by entering into the Merger.
1.2    By notarial deed dated December 15/16, 2016 (deed roll no. Z 2820/2016 of notary public Prof. Dr. Norbert Zimmermann, Düsseldorf, Germany) the shareholders of the Disappearing Company at such time, the Founders and Expedia Lodging Partner Services S.à r.l., agreed to pursue an initial public offering of American Depositary Shares representing class A shares ("Class A Shares") in the capital of the Surviving Company (the "IPO"). The Surviving Company has been incorporated as a Dutch company because Dutch corporate law provides the parties the flexibility to implement their desired governance structure. However, all material business activities of the Merging Companies have been and are currently carried out by the Disappearing Company and its subsidiaries.

1.3    The participation in the Disappearing Company is the only asset, other than a certain cash amount, directly held by the Surviving Company. In order to avoid duplication of maintenance and administrative costs, the Merging Companies wish to concentrate the relevant business activities at the level of the Surviving Company. Also, as a result of the Merger, the corporate structure and corporate governance of the Merging Companies will be simplified and public shareholders will hold a direct stake in the legal entity that owns the operating business.

Article 2 Consequences for activities
Following the Merger, the Surviving Company will no longer hold its current function as holding company of the Disappearing Company but will rather directly conduct the activities of the Disappearing Company (including acting as the parent company of the Disappearing Company's subsidiaries); otherwise the Surviving Company will continue its current activities.

Article 3 Economic consequences
3.1    The Merger shall be performed in such a manner that, subject to applicable law, all assets and liabilities of the Disappearing Company shall be transferred to the Surviving Company by operation of law. The transfer of the assets and liabilities of the Disappearing Company to the Surviving Company shall be effected at the time the Merger becomes effective from a legal perspective (the "Legal Effective Time").

3.2    From an economic and, subject to applicable accounting methods and policies, financial accounting perspective, the transfer of the Disappearing Company's assets and liabilities to the Surviving Company pursuant to the Merger shall be deemed to have taken effect in the internal relationship between the Merging Companies as of January 1, 2017, 0:00 (Amsterdam time) (the "Economic Effective Date").

3.3    The Surviving Company and the Founders are the sole shareholders of the Disappearing Company. The aim of the Merger is to combine the activities of the Disappearing Company with those of the Surviving Company.

3.4       It is anticipated that the Merger will avoid duplication of maintenance, administrative and compliance costs. Moreover, the Merging Companies also anticipate that the simplification of their corporate structure and corporate governance as a result of the Merger will be well perceived from a capital markets perspective, in particular since public shareholders will hold a direct stake in the legal entity that owns the operating business following the Merger.

Article 4 Legal consequences
4.1 The Merger will have the consequences described in recital A.
4.2    At the Legal Effective Time, subject to applicable law, the assets and liabilities of the Disappearing Company shall automatically transfer to the Surviving Company, and the Surviving Company shall be subrogated to all rights and obligations of the Disappearing Company. This means that, as of the Legal Effective Time, the creditors of the Disappearing Company will be able to recover their claims from the Surviving Company.

4.3    Creditors of the Disappearing Company are protected against potential risks with respect to the satisfaction of their claims resulting from the Merger by § 122j UmwG, which provides that the creditors of the Disappearing Company may demand security for their claims to the extent the creditors cannot claim satisfaction of such claims, provided that the relevant claims came into existence before or up to 15 days following the publication of the Merger Plan pursuant to § 122d sentence 2 UmwG. Security may, for example, be provided by way of cash deposits or the pledging of movable goods.

In order to receive security as described above, the relevant creditor of the Disappearing Company is required to designate in writing the amount and the legal basis of the claim for which the creditor demands provision of security and provides prima facie evidence, that the Merger endangers the satisfaction of the claim.

The creditors of the Disappearing Company, however, have no right to prohibit the Merger in accordance with German law.
4.4    In addition, each creditor of either the Merging Companies has, in accordance with Section 2:316 DCC, the right to claim security from either of the Merging Companies for its claims, provided its claims are not otherwise sufficiently secured, or if the financial situation of the Surviving Company provides fewer safeguards for satisfaction of its claims. Within one month following the publication of the Merger Plan, in each case subject to applicable law, the creditors may file, in accordance with Dutch law, an objection requesting the provision of security with the competent District Court of Amsterdam. As long as such one-month-period has not expired, or if a timely filed objection has not been withdrawn by the creditor or lifted by the District Court, the merger deed to effect the Merger is not permitted to be executed under Dutch law.

4.5    Unless a counterparty to the Merging Companies exercises the right provided for under Section 2:322 DCC, contracts concluded with the Merging Companies will remain in force unchanged following the Merger, except that the Surviving Company will replace, where applicable, the Disappearing Company as the contracting party.

4.6 The articles of association of the Surviving Company will not be amended as a consequence of the Merger.
Article 5 Tax consequences

5.1    The Merging Companies and the Founders intend to treat the Merger to the maximum extent legally possible as a tax neutral transaction for German income taxation purposes. The Merging Companies and the Founders applied for binding rulings of the competent German tax authorities, requesting them to confirm the tax neutrality of the Merger, both for the Merging Companies and the Founders, in Germany. As of the date of this explanatory report, the binding rulings have not yet been issued. Based on informal feedback received from German tax authorities as of the date of this explanatory report, the Merging Companies expect that German tax authorities will confirm the tax neutrality of the Merger both for the Merging Companies and the Founders, except that they intend to treat certain reimbursement payments by Expedia Lodging Partner Services S.à r.l. to the Founders as a taxable event to the Founders and the Disappearing Company. The Merging Companies do not expect that the tax burden potentially triggered to the Disappearing Company will have an economically material impact compared to the economic benefits of the Merger.

5.2    In addition, the Merger might cause adverse tax consequences (in particular the forfeiture of minor tax loss carry-forwards) for the direct and indirect subsidiaries of the Disappearing Company as a result of the change of ownership. The Merging Companies do not expect that the adverse tax consequences potentially triggered at the subsidiary level will have an economically material impact compared to the economic benefits of the Merger.

Article 6 Social consequence
6.1    As at March 31, 2017, the Disappearing Company employed 1,121 employees and the Surviving Company employed 14 employees. As at March 31, 2017, subsidiaries of the Disappearing Company employed 201 employees. There are and were no plans regarding a recruitment freeze. No domination agreements have been entered into between the Disappearing Company and any of its subsidiaries which employ personnel.

6.2 Employment relationships existing at the Surviving Company shall remain unaffected by the Merger and no modifications in such employment relationships are intended in connection with the Merger.
6.3 From the Legal Effective Time:
a.    all employment relationships of the Disappearing Company existing at the Legal Effective Time (the "Employment Relationships"), including all rights and obligations under the Employment Relationships, shall be transferred to the Surviving Company pursuant to a direct or an analogous application of § 324 UmwG in connection with § 613a para. 1 of the German Civil Code ("BGB"); and

b. the Surviving Company, as new employer, shall accede to all rights and obligations under the Employment Relationships.
6.4    The service periods accrued by employees of the Disappearing Company shall not be affected by the Merger. Contractual duties arising from the Employment Relationships (including any works practices, general commitments and uniform rules) shall remain unaffected by the Merger, with the Surviving Company as new employer.

6.5    The Employment Relationships cannot be terminated by the Merging Companies in connection with the Merger pursuant to a direct or an analogous application of § 324 UmwG in connection with § 613a para. 4 sentence 1 BGB. The right of termination for other reasons shall pass to the Surviving Company pursuant to the Merger, but shall otherwise remain unaffected by the Merger pursuant to a direct or an analogous application of § 324 UmwG in connection with § 613a para. 4 sentence 2 BGB. No dismissals for operational reasons, reassignments or other measures affecting the employees of the Disappearing Company are intended in connection with the Merger.

6.6    Independent of the Merger, the Disappearing Company contemplates a carve-out of its sales department to a newly founded wholly owned subsidiary (the "NewCo"). This carve-out will, according to current plans, be implemented by way of a so-called "asset deal" between the Disappearing Company and the NewCo (the "Carve-Out"). If the Carve-Out is not implemented prior to the Legal Effective Time, the Carve-Out will be implemented by the Surviving Company instead of the Disappearing Company. The Carve-Out may be associated with a transfer of business within the meaning of § 613 a BGB. Dismissals for operational reasons are permissible pursuant to § 613a para. 4 sentence 2 BGB even if the Carve-Out is associated with a transfer of business within the meaning of § 613a BGB. This applies in particular to employees of the Disappearing Company's sales department who do not consent to or object to the transfer of their employment relationship to NewCo.

6.7    As a consequence of the Merger, the Surviving Company shall, at the Legal Effective Time, accede to all obligations arising from occupational pension commitments existing at the level of the Disappearing Company at the Legal Effective Time. Any regulations regarding company pensions applicable to the Disappearing Company at the Legal Effective Time shall – all acquired rights being safeguarded – as part of the individual contractual duties continue to apply to the Surviving Company following the Legal Effective Time. If the chosen manner of implementation of pension commitments granted to employees by the Disappearing Company cannot be maintained by the Surviving Company, the Surviving Company shall be obliged to provide the employees concerned with pension commitments under equal terms.

6.8    As at March 31, 2017, 12 employees of the Disappearing Company also have an employment relationship with the Surviving Company. One such employee, who is on parental leave, has a dormant employment relationship with both the Surviving Company and the Disappearing Company. In the case of the other 11 employees, the Employment Relationships with the Disappearing Company have each been deactivated by individual agreements entered into with them, pursuant to which the respective employment relationship with the Disappearing Company will be reactivated if the Merger finally does not take place or if the relevant employee is faced with serious economic damages as a result of his or her having entered into the employment relationship with the Surviving Company before the existing Employment Relationship with the Disappearing Company transferring to the Surviving Company by virtue of the Merger. It is anticipated that these inactive employment relationships with the Disappearing Company will be terminated at the Legal Effective Time or thereafter by individual agreements to be entered into between the Surviving Company and the relevant employees because the purpose of such deactivated Employment Relationships will cease to exist at the Legal Effective Time.

6.9    Neither of the Merging Companies has established co-determination bodies, any (central, group or company) works council or any other employee representative body, nor is any such body or works council in the process of being established. Therefore, no agreements have been entered into by either of the Merging Companies with any such body or works council.

6.10    Neither of the Merging Companies (i) is a member of an employers' association, (ii) is directly bound by any collective bargaining or works agreement or (iii) applies any collective bargaining or works agreement for other reasons (e.g., through employment contracts referring to collective bargaining or works agreements).

6.11    The general meeting of shareholders of each of the Merging Companies has decided not to open negotiations on the establishment of rules concerning employee participation. Because neither of the Merging Companies is expected to be subject to employee participation arrangements upon the Merger becoming effective, as a matter of Dutch law, the Surviving Company does not need to implement employee participation arrangements as a consequence of the Merger.

6.12    Pursuant to both (i) the Directive 2005/56/EC of the European Parliament and of the Council of October 26, 2005 on cross-border mergers of limited liability companies and (ii) §§ 3 et seqq. of the German Act on the CoDetermination of Employees in CrossBorder Mergers ("MgVG") transposing such Directive into German law, the MgVG, as follows from the residence principle, is not applicable to the Surviving Company, which has its statutory seat in the Netherlands. From a European and German law perspective, any requirement to initiate employee participation procedures is solely subject to Dutch law.

6.13 As a result, the level of co-determination currently existing at the Merging Companies – i.e., no corporate co-determination – shall be maintained upon the Merger becoming effective.
Article 7 Description of the Merger Plan
7.1 The reasons for and the effects of the Merger are set out above.
7.2    The Merger will be effected against allotment of Class B Shares to the Founders. As provided for in § 122a para. 2 in connection with § 20 para. 1 no. 3 sentence 1, 2nd half-sentence UmwG, no Class B Shares shall be allotted pursuant to the Merger as compensation for shares in the Disappearing Company held by, or for the account of, either of the Merging Companies.

The allotment of Class B Shares to the Founders pursuant to the Merger (the "Capital Increase") shall lead, by operation of Dutch law, to an increase of the Surviving Company's issued share capital at the Legal Effective Time. The Capital Increase shall be recorded in the Surviving Company's shareholders' register and with the Dutch trade register promptly following the Legal Effective Time.

Each of the Class B Shares to be allotted to the Founders at the Legal Effective Time pursuant to the Merger shall carry the right to (i) participate in the Surviving Company's profits (irrespective of whether such profits were generated prior to or after the Legal Effective Time) in accordance with the Surviving Company's articles of association and (ii) receive profit distributions declared by the Surviving Company which are payable upon or after the Legal Effective Time.

No cash contributions within the meaning of § 122c para. 2 no. 2 UmwG will be made.
7.3    From an economic and, subject to applicable accounting methods and policies, a financial accounting perspective, the transfer of the Disappearing Company's assets and liabilities to the Surviving Company pursuant to the Merger shall be deemed to have taken effect in the internal relationship between the Merging Companies as of the Economic Effective Date.

As of the Economic Effective Date, all actions and business of the Disappearing Company shall be deemed to be performed for the account of the Surviving Company.
Subject to applicable accounting methods and policies, the financial information pertaining to the Disappearing Company shall be incorporated in the annual accounts and other financial reporting of the Surviving Company as of the Economic Effective Date.

7.4    As regards the expected effects of the Merger regarding employment within the meaning of § 122c para. 2 no. 4, reference is made to Article 6. For the avoidance of doubt, it has been decided not to open negotiations on the establishment of rules concerning employee participation and to set up a special negotiation body.

As neither of the Merging Companies is expected to be subject to employee participation arrangements upon the Merger becoming effective, as a matter of Dutch law, the Surviving Company does not need to implement employee participation arrangements as a consequence of the Merger.

From a European and German law perspective, any requirement to initiate employee participation procedures is solely subject to Dutch law as set out in Article 6.12.
As a result, the level of co-determination currently existing at the Merging Companies – i.e., no corporate co-determination – shall be maintained upon the Merger becoming effective
7.5    No rights within the meaning of § 122c para. 2 no. 7 UmwG or compensation for the loss of such rights are granted to any shareholder holding special rights or any holder of other securities, nor are there any other measures proposed with respect to such persons.

No special rights vis-à-vis the Disappearing Company are held by any party other than as shareholders of the Disappearing Company and, for that reason, no party is entitled pursuant to Section 2:320 DCC to receive an equivalent right in the Surviving Company or compensation for the loss of such right.

Because neither of the Merging Companies has issued shares which carry no voting or profit rights, no compensation can be requested pursuant to Section 2:330a DCC.
7.6    No benefits within the meaning of Section 2:312(2)(d) DCC and § 122c para. 2 no. 8 UmwG shall be conferred in connection with the Merger to the experts involved in examining the Merger Plan, to any of the Merging Companies' managing directors, to any of the Surviving Company's supervisory directors, to any other member of the administrative, management, supervisory or control bodies of the Merging Companies or to any other party involved in the Merger.

7.7    For financial accounting purposes, the transfer of the Disappearing Company's assets and liabilities to the Surviving Company pursuant to the Merger shall be accounted for by the Surviving Company consistent with the accounting principles applied by the Surviving Company on basis of book value as set out in the accounts of the Disappearing Company.

7.8 The terms and conditions of the Merger are determined on the basis of the balance sheets of the Merging Companies as of December 31, 2016.
Article 8 Exchange Ratios

8.1       Subject to Article 3.2 of the Merger Plan, at the Legal Effective Time, for each A-share (A-Geschäftsanteil) in the Disappearing Company's capital, 8,510.66824 Class B Shares and for each B-share (B-Geschäftsanteil) in the Disappearing Company's capital, 8.51066824 Class B Shares shall be allotted to the shareholders of the Disappearing Company pursuant to the Merger (i.e., an exchange ratio of 1 : 8,510.66824 for A-shares (A-Geschäftsanteile) and an exchange ratio of 1 : 8.51066824 for B-shares (B-Geschäftsanteile)) (the "Exchange Ratios"). The total number of Class B Shares to be allotted to each shareholder of the Disappearing Company shall be rounded to the nearest whole number, with fractions equaling or exceeding 0.5 being rounded up and fractions below 0.5 being rounded down, in each case without compensation in cash or receivables in respect of such rounding differences.

8.2    The balance sheet date used by the Merging Companies for the determination of the conditions of the Merger within the meaning of Section 2:333d(e) DCC and § 122c para. 2 no. 12 UmwG is in the case of both the Disappearing Company and the Surviving Company December 31, 2016.

8.3    The Exchange Ratios are suitable and appropriate in the circumstances at hand. The Surviving Company was established as a holding company of the Disappearing Company, which was effected by the contribution to the Surviving Company by the then shareholders of the Disappearing Company of a portion of the shares of the Disappearing Company (namely those currently held by Surviving Company) (the "Contribution"). The ratio at which shares of the Surviving Company were issued for the Contribution of each share by such shareholders in the Disappearing Company was set in a way such that the total resulting number of shares of the Surviving Company would yield an appropriate value of the Surviving Company on a per-share basis (assumed value of the Surviving Company divided by such number). Such value per share was targeted to allow for the offer price under the IPO to be set in the range between $10 and $15 per share, as this was the amount most suitable for the placement of the new shares. The conversion ratios for the Contribution ultimately set on this basis were 8,510.66824 for each A-share and 8.51066824 for each B-share of the Disappearing Company (the "Conversion Ratios"). As the ratio of the values of the Merging Companies was the same at the time of the Contribution and at the Economic Effective Date (because at both times the Surviving Company did not hold any material assets or liabilities other than a certain cash amount referred to in Article 1.3 and the shares in the Disappearing Company), the Exchange Ratios for the Merger must be equal to the Conversion Ratios in order for those shareholders who have acquired shares in the Surviving Company as part of the IPO or otherwise and those shareholders who will "exchange" their shares in the Disappearing Company into shares in the Surviving Company by way of the Merger to be treated economically the same. Accordingly, all shareholders of the Disappearing Company immediately prior to the IPO (including both the under the Contribution and others) and the Surviving Company agreed in the context of the IPO that the Exchange Ratios would be equal to the Conversion Ratios when the Merger was to be ultimately effected.

8.4       In order to assess whether the Conversion Ratios and the Exchange Ratios were suitable and appropriate, the Merging Companies conducted an analysis of these ratios on the basis of recent stock market prices of the American Depository Shares representing Class A Shares. On this basis, the value of the participation of the shareholders of the Disappearing Company was compared with the values of the future participation of the shareholders in the Surviving Company. Such analysis and comparison indicated that the Exchange Ratios are suitable and appropriate because the deviation between the values is significantly below 1.0%.

8.5    Because only one method was applied to determine the Exchange Ratios (as described in Article 8.3), the relative weight of multiple methods does not need to be addressed in this explanatory memorandum.

8.6    The values of both the Disappearing Company and the Surviving Company, used for determining the Exchange Ratios, have been derived from identical methods (i.e., derived from the Surviving Company's market capitalization on the basis of the analysis described in Article 8.4).

8.7 Other than as described above in this Article 8, no particular difficulties arose as a result of the valuation described above or the determination of the Exchange Ratios.
8.8    No offer pursuant to §§ 122i para. 1 in connection with 29 et seqq. UmwG is required for the acquisition of shares against adequate consideration in cash to shareholders who record an objection against the merger resolution adopted by the shareholders' meeting of the Disappearing Company. All shareholders of the Disappearing Company intend not to record an objection against such resolution and to waive the assertion of potential claims for the payment of a cash compensation pursuant to §§ 122i para. 1 in connection with 29 et seqq. UmwG.

(signature page follows)

Management boards of the Merging Companies

/s/ Axel Hefer	/s/ Peter Vinnemeier
Name: A.P. Hefer	Name: P. Vinnemeier

/s/ Andrej Lehnert	/s/ Malte Siewert
Name: A.G. Lehnert	Name: M. Siewert

/s/ Johannes Thomas	/s/ Rolf Schrömgens
Name: T.J. Thomas	Name: R.T.J. Schrömgens